SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

ARIAD Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04033A100

(CUSIP Number)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

With a copy to:

Paul J. Shim

Kimberly R. Spoerri

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 04033A100	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,227,804 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,227,804 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,227,804 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”) of ARIAD Pharmaceuticals, Inc. (“ARIAD”), is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreements described in Item 3, Item 4 and Item 5 of this Schedule 13D (collectively, the “Tender and Support Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 13,227,804 outstanding shares of Common Stock that are currently subject to the Tender and Support Agreements. Upon the acquisition of any shares of Common Stock or exercise of any security exchangeable for any Common Stock by the parties to the Tender and Support Agreements, such shares of Common Stock acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreements, and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 194,389,661 shares of Common Stock outstanding as of January 6, 2017 (based on the representation by ARIAD in the Merger Agreement (as defined below), filed by ARIAD with the Securities and Exchange Commissions (the “SEC”) on January 10, 2017).

13D

CUSIP No. 04033A100	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Kiku Merger Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,227,804 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,227,804 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,227,804 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreements described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 13,227,804 outstanding shares of Common Stock that are currently subject to the Tender and Support Agreements. Upon the acquisition of any shares of Common Stock or exercise of any security exchangeable for any Common Stock by the parties to the Tender and Support Agreements, such shares of Common Stock acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreements, and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 194,389,661 shares of Common Stock outstanding as of January 6, 2017 (based on the representation by ARIAD in the Merger Agreement, filed by ARIAD with the SEC on January 10, 2017).

13D

CUSIP No. 04033A100	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS TPA Holding I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,227,804 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,227,804 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,227,804 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreements described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 13,227,804 outstanding shares of Common Stock that are currently subject to the Tender and Support Agreements. Upon the acquisition of any shares of Common Stock or exercise of any security exchangeable for any Common Stock by the parties to the Tender and Support Agreements, such shares of Common Stock acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreements, and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 194,389,661 shares of Common Stock outstanding as of January 6, 2017 (based on the representation by ARIAD in the Merger Agreement, filed by ARIAD with the SEC on January 10, 2017).

13D

CUSIP No. 04033A100	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS TPA Holding II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,227,804 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,227,804 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,227,804 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreements described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 13,227,804 outstanding shares of Common Stock that are currently subject to the Tender and Support Agreements. Upon the acquisition of any shares of Common Stock or exercise of any security exchangeable for any Common Stock by the parties to the Tender and Support Agreements, such shares of Common Stock acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreements, and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 194,389,661 shares of Common Stock outstanding as of January 6, 2017 (based on the representation by ARIAD in the Merger Agreement, filed by ARIAD with the SEC on January 10, 2017).

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of ARIAD Pharmaceuticals, Inc., a Delaware corporation (“ARIAD”). The principal executive offices of ARIAD are located at 125 Binney Street, Cambridge, Massachusetts, 02142.

Item 2. Identity and Background

This Schedule 13D is being jointly filed on behalf of: (i) Takeda Pharmaceutical Company Limited, corporation organized under the laws of Japan (“Takeda”); (ii) Kiku Merger Co., Inc., a Delaware corporation (“Merger Sub”); (iii) TPA Holding I, Inc., a Delaware corporation (“TPAH I”); and (iv) TPA Holding II, Inc., a Delaware corporation (“TPAH II”) (each of Takeda, Merger Sub, TPAH I and TPAH II, a “Reporting Person” and collectively, the “Reporting Persons”).

Takeda is the indirect parent company of Merger Sub. Merger Sub is a wholly-owned direct subsidiary of TPAH II, which is a wholly-owned direct subsidiary of TPAH I. TPAH I is a wholly-owned direct subsidiary of Takeda. Because of the relationship of Merger Sub to each of TPAH I, TPAH II and Takeda, each Reporting Person may be deemed to beneficially own the shares of Common Stock described herein. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 4 hereto.

The principal business address of Takeda is 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668. The principal address of each of Merger Sub, TPAH I and TPAH II is 40 Landsdowne Street, Cambridge, Massachusetts, 02139.

Takeda’s principal business is operating as a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines, focusing its R&D efforts on oncology, gastroenterology and central nervous system therapeutic areas plus vaccines. Each of TPAH I and TPAH II is principally engaged in the business of being an intermediate holding company of Takeda. Merger Sub is principally engaged in the business of acquiring and holding the Common Stock.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by and among Takeda, Merger Sub and the Supporting Stockholders (as defined below in Item 6). The Supporting Stockholders entered into the Tender and Support Agreements as an inducement to Takeda’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relates have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreements.

Item 4. Purpose of Transaction

On January 8, 2017, Takeda and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ARIAD. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) no later than January 24, 2017 to acquire all of the outstanding shares of Common Stock (the “Shares”), at a purchase price of $24.00 per Share (the “Offer Price”) in cash, net of applicable withholding taxes and without interest.

Page 6 of 14 Pages

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of customary conditions set forth in the Merger Agreement, including (i) that the number of Shares validly tendered and not withdrawn as of the expiration of the Offer, together with any Shares owned by Takeda and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the General Corporation Law of the State of Delaware, as amended (“DGCL”)), represents a majority of the then outstanding Shares (the “Minimum Tender Condition”) and (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ARIAD (the “Merger”), with ARIAD surviving the Merger as an indirect wholly-owned subsidiary of Takeda (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of ARIAD’s stockholders. As a result of the Merger, each Share (other than Shares (i) owned by Takeda, Merger Sub or any other direct or indirect wholly-owned subsidiary of Takeda immediately prior to the Effective Time, (ii) owned by ARIAD or any direct or indirect wholly-owned subsidiary of ARIAD or held in ARIAD’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such Shares in accordance with Section 262 of the DGCL) will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest.

The Merger Agreement also provides that each ARIAD stock option, share of ARIAD restricted stock, ARIAD restricted stock unit and ARIAD performance stock unit (collectively, the “ARIAD Equity Awards”) that is outstanding as of immediately prior to the consummation of the Offer will accelerate and become fully vested (except that, in the case of a ARIAD performance stock unit, such awards shall vest at the greater of (i) the target level of vesting for such ARIAD performance stock unit and (ii) the vesting level determined based on the actual satisfaction of the performance metrics applicable to such ARIAD performance stock unit measured by the Compensation Committee of ARIAD’s board of directors as of immediately prior to the Offer expiration time) as of immediately prior to, and contingent upon, the consummation of the Offer (subject to certain exceptions with respect to vesting acceleration) and will be canceled and converted into the right to receive the Offer Price (less the applicable exercise price in the case of ARIAD stock options) in cash, net of applicable withholding taxes and without interest, payable in respect of each Share subject to such ARIAD Equity Award. At or prior to the consummation of the Offer, ARIAD, its board of directors and the Compensation Committee of ARIAD’s board of directors, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the ARIAD Equity Awards. In addition, pursuant to the Merger Agreement, ARIAD is required, among other things, to take all reasonable actions to terminate its 1997 Employee Stock Purchase Plan prior to the date that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) close.

The Merger Agreement includes representations and warranties, and covenants of the parties customary for a transaction of this nature. Until the earlier of the termination of the Merger Agreement and the date on which the Merger becomes effective (the “Effective Time”), ARIAD has agreed to operate its business and the business of its subsidiaries in the ordinary course, consistent with past practice, and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, ARIAD has also agreed not to solicit or initiate discussions with any third party regarding acquisition proposals.

The Merger Agreement includes a remedy of specific performance for ARIAD, Takeda and Merger Sub. The Merger Agreement also includes customary termination provisions for both ARIAD and Takeda and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by ARIAD to accept and enter into a definitive agreement with respect to a superior proposal, ARIAD will be required to pay a termination fee of $169 million (the “Termination Fee”). Any such termination of the Merger Agreement by ARIAD is subject to certain conditions, including ARIAD’s compliance with certain procedures set forth in the Merger Agreement and a determination by ARIAD’s board of directors that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, payment of the

Page 7 of 14 Pages

Termination Fee by ARIAD and execution of a definitive agreement by ARIAD with such third party. A “superior proposal” is defined in the Merger Agreement generally as a bona fide written unsolicited offer or proposal made by a third-party relating to (i) the issuance to such person or “group” (as defined in the Act and the rules promulgated thereunder) or acquisition by such person or group of at least 50% of equity interests in ARIAD or (ii) the acquisition by such person or group of at least 50% of the consolidated assets of ARIAD and its subsidiaries, in each case pursuant to a merger, reorganization or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction, that is on terms that ARIAD’s board of directors determines in its good faith judgment is reasonably likely to be consummated and would, if consummated, result in a transaction that is more favorable to ARIAD’s stockholders from a financial point of view than the Transactions.

The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, directors of ARIAD and two funds affiliated with Sarissa Capital Management LP (“Sarissa Capital”, of which the Chairman of ARIAD’s board of directors is the Chief Investment Officer) (such directors and affiliated stockholders, the “Supporting Stockholders”) who collectively beneficially own an aggregate of 15,317,804 Shares (including 2,090,000 Shares in the aggregate that would be acquired by the Supporting Stockholders upon the exercise of ARIAD stock options) have each entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) with Takeda and Merger Sub. Pursuant to the Tender and Support Agreements, the Supporting Stockholders have agreed to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote, and have appointed Takeda as their proxy to vote, all Shares beneficially owned by them against (i) any action or agreement that would reasonably be expected to result in (A) a breach of any covenant, representation or warranty of ARIAD contained in the Merger Agreement or (B) any of the conditions to the Offer or the Merger not being satisfied in accordance with the terms of the Merger Agreement; (ii) any change in ARIAD’s board of directors; and (iii) any proposed action, agreement or transaction involving ARIAD that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Transactions. In addition, under the Tender and Support Agreements, each Supporting Stockholder has agreed, subject to limited exceptions, not to transfer, assign or otherwise dispose of the Shares beneficially owned by such Supporting Stockholder other than pursuant to the Offer.

The Tender and Support Agreements will terminate upon the occurrence of certain circumstances, including a termination of the Merger Agreement in accordance with its terms. In addition, the Supporting Stockholders’ obligations to vote and tender pursuant to the Tender and Support Agreements are suspended upon certain adverse changes in ARIAD’s board of directors’ recommendation of the Transactions, the Supporting Stockholders’ obligations to vote and tender pursuant to the Tender and Support Agreements is suspended and are automatically reinstated upon a renewal of ARIAD’s board of directors’ recommendation of the Transactions.

The foregoing description of the Tender and Support Agreements and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

Confidentiality Agreement

Prior to entering into the Merger Agreement, on December 18, 2016, ARIAD and Takeda entered into a customary Confidentiality Agreement (the “Confidentiality Agreement”) in connection with a possible transaction involving ARIAD. The Confidentiality Agreement includes a customary standstill provision for the benefit of ARIAD that expires on December 18, 2018, but which does not restrict Takeda from either (A) making any proposal for a possible transaction with ARIAD or making a request that ARIAD amend or waive the standstill provisions, directly to the chief executive officer or the board of directors of ARIAD on a confidential basis or (B) publicly making any proposal regarding a possible transaction with ARIAD to directly or indirectly acquire all or a controlling portion of ARIAD’s equity securities or all or substantially all of ARIAD’s assets (but only if), in the case of clause (B), either ARIAD invites Takeda to do so in writing or (1) ARIAD enters into a definitive agreement with

Page 8 of 14 Pages

respect to a transaction with a person or “group” of persons (excluding ARIAD’s affiliates) or (2) ARIAD’s board of directors fails to recommend against a tender or exchange offer by one or more third parties within ten (10) business days of the commencement thereof, in each case involving the direct or indirect acquisition by such person or group of all or a controlling portion of ARIAD’s equity securities or all or substantially all of ARIAD’s assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise).

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Additional Information

The purpose of the Merger is for Takeda to acquire the entire equity interest in ARIAD. The Supporting Stockholders entered into the Tender and Support Agreements as an inducement to Takeda’s and Merger Sub’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, ARIAD will become an indirect wholly-owned subsidiary of Takeda, the shares of Common Stock will cease to be freely traded or listed, the Common Stock will be de-registered under the Act, and Takeda will control the board of directors of ARIAD and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of ARIAD as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, none of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The tender offer described in this Schedule 13D has not yet commenced. This Schedule 13D is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Takeda and its wholly-owned subsidiary, Merger Sub, intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and ARIAD intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D 9 with respect to the tender offer. Takeda, Merger Sub and ARIAD intend to mail these documents to ARIAD’s stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

(a)–(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Tender and Support Agreements, the Reporting Persons do not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Act, however, as a result of entering into the Tender and Support Agreements, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 13,227,804 shares of Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 13,227,804 shares of Common Stock over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 6.8% of the shares of Common Stock outstanding (based on 194,389,661 shares of Common Stock outstanding as of January 6, 2017 (based on the representation by ARIAD in the Merger Agreement, filed by ARIAD with the SEC on January 10, 2017)). Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Schedule 13D.

Page 9 of 14 Pages

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto, during the last 60 days.

(d) Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Tender and Support Agreements described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of ARIAD, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of January 8, 2017, between Takeda Pharmaceutical Company Limited, Kiku Merger Co., Inc. and ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017).

2.	Form of Tender and Support Agreement, dated as of January 8, 2017, by and among Takeda Pharmaceutical Company Limited, Kiku Merger Co., Inc. and the stockholders listed therein (incorporated by reference to Exhibit 99.3 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017).

3.	Confidentiality Agreement, dated December 18, 2016, by and between ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.

4.	Joint Filing Agreement, dated as of January 18, 2017, by and among Takeda Pharmaceutical Company Limited, Kiku Merger Co., Inc., TPA Holding I, Inc. and TPA Holding II, Inc.

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Christophe Weber
Name:	Christophe Weber
Title:	President and Chief Executive Officer

KIKU MERGER CO., INC.

By:	/s/ Christophe Bianchi
Name:	Christophe Bianchi
Title:	President

TPA HOLDING I, INC.

By:	/s/ Christophe Bianchi
Name:	Christophe Bianchi
Title:	President

TPA HOLDING II, INC.

By:	/s/ Christophe Bianchi
Name:	Christophe Bianchi
Title:	President

Page 11 of 14 Pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Takeda Pharmaceutical Company Limited

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668.

Name	Principal Occupation	Citizenship

Yasuchika Hasegawa	Director and Chairman of the Board of Takeda	Japan

Christophe Weber	Director and President and Chief Executive Officer of Takeda	France

Shinji Honda	Director and Corporate Strategy Officer of Takeda	Japan

Masato Iwasaki, Ph.D.	Director and President of Japan Pharma Business Unit of Takeda	Japan

Andrew S. Plump, M.D., Ph.D.	Director and Chief Medical and Scientific Officer of Takeda	United States

Yoshiaki Fujimori	Outside Director of Takeda	Japan

Emiko Higashi	Outside Director of Takeda and Managing Director of Tomon Partners, LLC 1430 O’Brien Drive, Menlo Park, California 94025	Japan

Michel Orsinger	Outside Director of Takeda	Switzerland

Masahiro Sakane	Outside Director of Takeda	Japan

Toshiyuki Shiga	Outside Director of Takeda	Japan

Fumio Sudo	Outside Director of Takeda	Japan

Yasuhiko Yamanaka	Director of Takeda	Japan

Shiro Kuniya	Outside Director of Takeda and Managing Partner of Oh-Ebashi LPC & Partners Kishimoto Building 2F, 2-2-1 Marunouchi, Tokyo 100-0005, Japan	Japan

Jean-Luc Butel	Outside Director of Takeda and President of K8 Global Pte. Ltd 21 Biopolis Road Nucleos South Tower # 04-24/28 Singapore 138567	France

Koji Hatsukawa	Outside Director of Takeda	Japan

Page 12 of 14 Pages

Christophe Bianchi	President of Global Oncology Business Unit of Takeda	United States

Gerard Greco	Global Quality Officer of Takeda	United States

Haruhiko Hirate	Corporate Communications and Public Affairs Officer of Takeda	Japan

James Kehoe	Chief Financial Officer of Takeda	Ireland

Yoshihiro Nakagawa	Global General Counsel of Takeda	Japan

David Osborne	Global Human Resources Officer of Takeda	United States

Giles Platford	President, Emerging Markets Business Unit of Takeda	United Kingdom

Ramona Sequeira	President, United States Business Unit of Takeda	Canada

Rajeev Venkayya	President, Vaccine Business Unit of Takeda	United States

Thomas Wozniewski	Global Manufacturing and Supply Officer of Takeda	Germany

Kiku Merger Co., Inc., TPA Holding I, Inc. and TPA Holding II, Inc.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of each of Kiku Merger Co., Inc. (“Merger Sub”), TPA Holding I, Inc. (“TPAH I”) and TPA Holding II, Inc. (“TPAH II”) are set forth below. If no address is given, the business address is 40 Landsdowne Street, Cambridge, Massachusetts, 02139.

Name	Principal Occupation	Citizenship

Christophe Bianchi	Director of Merger Sub, TPAH I and TPAH II President of Global Oncology Business Unit of Takeda	United States

Fabien Dubois	Treasurer of Merger Sub, TPAH I and TPAH II Head of Finance of Global Oncology Business of Takeda	France

Patrick Butler	Assistant Treasurer of Merger Sub, TPAH I and TPAH II Tax Director of Takeda Pharmaceuticals USA, Inc.	United States

Elizabeth Lewis	Secretary of Merger Sub, TPAH I and TPAH II Chief Counsel & Head, Patient Advocacy, Global Oncology Business Unit at Millennium Pharmaceuticals, Inc. (d/b/a Takeda Pharmaceuticals International Co)	United States

Anne Jeannette Potts	Assistant Secretary of Merger Sub, TPAH I and TPAH II Vice President, Legal Department at Millennium Pharmaceuticals, Inc., (d/b/a Takeda Pharmaceuticals International Co)	United States

Paul A. Sundberg	Assistant Secretary of Merger Sub, TPAH I and TPAH II Vice President & Deputy General Counsel, Legal Department at Takeda Pharmaceuticals USA, Inc.	United States

Page 13 of 14 Pages

INDEX TO EXHIBITS

1.	Agreement and Plan of Merger, dated as of January 8, 2017, between Takeda Pharmaceutical Company Limited, Kiku Merger Co., Inc. and ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017).

2.	Form of Tender and Support Agreement, dated as of January 8, 2017, by and among Takeda Pharmaceutical Company Limited, Kiku Merger Co., Inc. and the stockholders listed therein (incorporated by reference to Exhibit 99.3 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017).

3.	Confidentiality Agreement, dated December 18, 2016, by and between ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.

4.	Joint Filing Agreement, dated as of January 18, 2017, by and among Takeda Pharmaceutical Company Limited, Kiku Merger Co., Inc., TPA Holding I, Inc. and TPA Holding II, Inc.

Page 14 of 14 Pages